Lightspeed Announces Acquisition of Upserve to Further Omnichannel Revolution of American Restaurant Industry

Strategic deal grows Lightspeed’s mid-market hospitality footprint, adding over $40 million in revenue and boosting overall GTV to more than $39 billion

MONTREAL, Dec. 1, 2020 /PRNewswire/ - Lightspeed POS Inc. (NYSE: LSPD) (TSX: LSPD), a leading provider of cloud-based, omnichannel commerce platforms, today announced it has acquired Upserve Inc., a leading restaurant management cloud-software company based in Rhode Island and a Vista Equity Partners portfolio company. The acquisition strengthens Lightspeed’s position as an industry leader with high-performing restaurateurs across the United States as those restaurants refine the digital dining experience.

The union of Lightspeed and Upserve will accelerate product innovation and the advancement of Lightspeed’s analytics-driven commerce platform. A convergence of the two companies’ teams and technology will provide independent restaurants in the United States, from fine-dine to multi-location fast-casual, one of the most competitive hospitality platforms on the market and enable the industry to more easily navigate the new dining needs made permanent by the COVID-19 pandemic.

The acquisition builds on Lightspeed’s growth momentum following the company’s listing on the New York Stock Exchange and the acquisition of ShopKeep, a leading cloud commerce platform provider serving more than 20,000 customer locations1. Combining with Upserve will grow Lightspeed’s position in the U.S. hospitality market by an additional 7,000 customer locations generating over $6 billion in GTV2 in the trailing twelve-month period ending September 30, 2020.

“Combining forces with Upserve is a strategic next-step in Lightspeed’s vision of providing the most advanced commerce platform to high-performing businesses around the world,” said Dax
1 Key performance indicator. See “Key Performance Indicators.”
2 Key performance indicator. See “Key Performance Indicators.”

Dasilva, Founder and CEO of Lightspeed. “We believe this acquisition will accelerate the product innovation that has enabled Lightspeed customers to tackle the greatest challenge to their industry in decades and will add exceptional leadership to our teams in anticipation of the economic recovery of the global hospitality industry.”

“Through its analytics-based POS and restaurant management solutions, Upserve has been delivering actionable insights to restaurateurs for over a decade. Lightspeed is quickly emerging as a world-leading commerce platform for SMBs and partnering with them to deliver data-based insights through a single digital hub was a natural choice”, said Upserve CEO Sheryl Hoskins. “Together we look forward to empowering North American restaurateurs to deliver superior guest experiences and make them wildly successful.”

Details of transaction

Upserve generated revenue of approximately $40 million3 for the trailing twelve-month period ending September 30, 2020. Lightspeed acquired Upserve for estimated total consideration of $430 million, consisting of approximately $123 million in net cash and up to 5,895,365 subordinate voting shares in the capital of Lightspeed, subject to customary post-closing adjustments.

Management will host a conference call to discuss the transaction at 5:30 p.m. EST on December 1, 2020. The webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com. Conference details are below:
When: December 1, 2020
Time: 5:30 p.m. Eastern Time
US/Canada Dial-in: (866) 211-3060
International Dial-in: (647) 689-6576
Conference ID: 7797338
Replay: (800) 585-8367 or (416) 621-4642
3 Calculated in accordance with U.S. GAAP.

Live Audio Webcast: https://investors.lightspeedhq.com

RBC Capital Markets acted as financial advisor to Lightspeed on the transaction and William Blair acted as advisor to Upserve.

About Lightspeed

Lightspeed (NYSE and TSX: LSPD) powers complex small and medium-sized businesses with its cloud-based, omnichannel commerce platforms in over 100 countries. With smart, scalable and dependable point of sale systems, Lightspeed provides all-in-one solutions that drive innovation and digital transformation within the retail, hospitality and golf industries. Its product suite enables SMBs to sell across channels, manage operations, engage with consumers, accept payments and ultimately grow their business.

Headquartered in Montreal, Canada, Lightspeed is trusted by favorite local businesses worldwide, where communities go to shop and dine. Lightspeed has staff located in Canada, USA, Europe, and Australia.

Key Performance Indicators

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Customer Locations. “Customer Location” means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites.

Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes.

Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook, and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, key performance indicators, market position, expected acquisition outcomes and synergies, products and features, performance, achievements, prospects or opportunities, the markets in which we operate and our and Upserve’s customers is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

For more information, please visit: www.lightspeedhq.com
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